SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2007

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AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 5, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)

By: /s/ Lea Katz
Name: Lea Katz
Title: Corporate Secretary

Dated: March 6, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated March 5, 2007

EXHIBIT 1

NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact: PHILIP Y. SARDOFF

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
An agreement between KCTR and Unilever

Hadera, Israel, March 5, 2007 American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”), announced that following its announcement of November 09, 2006 regarding the approval of a strategic plan by an associated company, Kimberly- Clark Turkey (“KCTR”), for the expansion of its activities in Turkey for the coming decade, KCTR has reported today that a principles agreement was signed with Unilever. According to the agreement, Unilever shall distribute and sell KCTR’s products in Turkey, excluding distribution and sales to the food chains which will be done directly by KCTR.

Unilever has a broad distribution and sales organization in Turkey and the agreement is intended to enable KCTR to increase its market cover and volume of sales within the framework of implementing the strategic plan.

The Company can’t estimate at this stage the influence of the agreement on its profitability of KCTR.

This report contains various forward-looking information. The implementation of the agreement with Unilever and its outcomes, might be essentially different from the current estimations, as a result of a variety of factors, including factors which lie outside the control of the Company, such as changes in market conditions.